Pine Ridge Uranium Project Delivers Excellent Initial Drill Results

Winnipeg, Manitoba - September 17, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, announces excellent initial drill results on its Pine Ridge Uranium Project ("Pine Ridge"), located in the prolific Powder River Basin in Wyoming, a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE").

The Joint Venture has completed a total of 33 holes on Pine Ridge, for a total of 12,540m (41,140 ft) of drilling.  The drilling has delivered encouraging intercepts including 1.1m at 780 ppm U3O8 within a broader interval of 3.5m at 540 ppm U3O8, and including 1.2m at 1,320 ppm U3O8 within a broader interval of 2.0m at 920 ppm U3O8.

Highlights

  Drill results from the first 33 drill holes confirm the strong potential of Pine Ridge
  Wide-spaced drilling focused on aggressively exploring near-surface roll front mineralisation, returned encouraging results, including:
    2.0m at 0.092% (920 ppm) U3O8 from 314.8m in PR25-017, including
      1.2m at 0.132% (1,320 ppm) U3O8 from 315.0m
    2.3m at 0.071% (710 ppm) U3O8 from 411.6m in PR25-008 including
      1.7m at 0.085% (850 ppm) U3O8 from 411.9m
    1.4m at 0.035% (350 ppm) U3O8 from 237.3m in PR25-004
    1.1m at 0.031% (310 ppm) U3O8 from 334.0m in PR25-005
    2.1m at 0.034% (340 ppm) U3O8 from 348.1m in PR25-007
    1.8m at 0.042% (420 ppm) U3O8 from 388.0 in PR25-009
    3.5m at 0.054% (540 ppm) U3O8 from 321.3m in PR25-031, including
      1.1m at 0.078% (780 ppm) U3O8 from 321.4m
    1.8m at 0.060% (600 ppm) U3O8 from 350.4m in PR25-023 including
      1.2m at 0.073% (730 ppm) U3O8 from 350.5m
    4.0m at 0.035% (350 ppm) U3O8 from 315.3m in PR25-027
    2.1m at 0.048% (480 ppm) U3O8 from 276.1m in PR25-033
    1.4m at 0.046% (460 ppm) U3O8 from 378.6m in PR25-020
  Drilling is ongoing and is expected to continue through to the end of November 2025

CEO Remarks

"We are very pleased and encouraged with the initial drill results from our Pine Ridge uranium project in the Powder River Basin, Wyoming.  The wide spaced drilling, designed to target roll-front uranium deposits, has confirmed the presence of redox boundaries and uranium mineralization, and continues to demonstrate the strong development potential of Pine Ridge.  Our drill program will continue through the second half of 2025 as we target a maiden mineral resource estimate by year end," said Frank Wheatley, CEO of Snow Lake.

Figure 1

Drilling at the Pine Ridge Uranium Project in the Powder River Basin of Wyoming, USA.

Drill Program

Ongoing results are very encouraging as they have confirmed and further defined the original concept of multiple redox boundaries that are hosted by numerous sand horizons.  The drill program was designed to test high-priority areas that were outlined by historical drilling with drill centers of approximately 150m (500 ft.).  Drill results will continue to be evaluated, and infill drilling will take place to further outline roll front deposits and develop an inferred mineral resource estimate.

Details of drill results and drill collars are set out in Schedule A.

Figure 2

Detailed map showing the locations and results of the first and second series of holes drilled at the Pine Ridge
Project.  Intervals reported at a cutoff of 200 ppm and a thickness of >0.3m.

Pine Ridge Uranium Project - Overview

Pine Ridge is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  Pine Ridge  is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill, which has a licensed capacity of 5.5Mlbs U3O8 p.a. The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Figure 3

Pine Ridge Uranium Project and Adjacent Properties

Qualified Person

Technical information in this news release has been reviewed and approved by Ron Scott PhD, PGeo, who is a Qualified Person as defined by the Securities and Exchange Commission's Regulation S-K 1300.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on (NASDAQ:LITM), with a portfolio of American focused uranium projects, together with interests in next-generation uranium enrichment and advanced reactor technology.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba and Namibia, as well as investments in a number of public companies with critical minerals assets, including antimony, rare earths, and lithium in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

Schedule A

Drill results for the first 17 holes are shown in Table 1 below and the collar details are shown in Table 2.

Hole-ID	From (m)	To (m)	Thickness (m)	Avg eU3O8%	U3O8 (ppm)	GxT (m%)
PR25-004	225.8	226.3	0.5	0.026	260	0.01
and	233.8	234.1	0.3	0.024	240	0.01
and	237.3	238.6	1.4	0.035	350	0.05
PR25-005	331.8	332.1	0.3	0.021	210	0.01
and	334.0	335.1	1.1	0.031	310	0.03
PR25-007	343.5	344.1	0.6	0.032	320	0.02
and	348.1	350.2	2.1	0.034	340	0.07
and	356.0	357.1	1.1	0.027	270	0.03
and	363.9	364.5	0.6	0.024	240	0.01
PR25-008	411.6	413.9	2.3	0.071	710	0.16
including	411.9	413.6	1.7	0.085	850	0.14
PR25-009	388.0	389.8	1.8	0.042	420	0.08
PR25-013	397.6	398.0	0.5	0.024	240	0.01
PR25-016	315.6	316.8	1.2	0.038	380	0.05
and	325.1	325.8	0.8	0.042	420	0.03
PR25-017	311.3	311.6	0.3	0.024	240	0.01
and	314.8	316.8	2.0	0.092	920	0.18
including	315.0	316.2	1.2	0.132	1,320	0.16

Table 1:  Uranium intercepts from the first seventeen completed holes.  Minimum reported thicknesses are >0.3m
and grade 0.02% U3O8.   "Including" intervals are compiled at a cutoff of 0.05% U3O8.

HoleID	Easting (83_13)	Northing (83_13)	Elev (m)	Azimuth (top of hole)	Dip (top of hole)	TD (m)
PR25-001	436976	4783201	1616	0	-90	384
PR25-002	436580	4783386	1625	0	-90	219
PR25-003	436586	4783544	1625	0	-90	244
PR25-004	436929	4783715	1624	0	-90	378
PR25-005	436943	4783573	1620	0	-90	378
PR25-006	437090	4783559	1625	0	-90	378
PR25-007	437091	4783711	1633	0	-90	378
PR25-008	437344	4784949	1673	0	-90	427
PR25-009	437357	4785097	1695	0	-90	427
PR25-010	437341	4785411	1687	0	-90	427
PR25-011	437486	4785544	1692	0	-90	427
PR25-012	437487	4785406	1693	0	-90	427
PR25-013	437490	4785110	1691	0	-90	427
PR25-014	437491	4784957	1672	0	-90	445
PR25-015	437638	4785107	1677	0	-90	445
PR25-016	437646	4785405	1697	0	-90	445
PR25-017	437646	4785548	1685	0	-90	445

Table 2:  Drill collar details for drillholes.

Drill results for the next 16 holes are shown in Table 3 below and the collar details are shown in Table 4.

Hole ID	From (m)	To (m)	Thickness (m)	Avg eU3O8 (%)	U3O8 (ppm)	GxT (m%)
PR25-019	367.0	367.7	0.8	0.038	380	0.03
PR25-020 including	378.6	379.9	1.4	0.046	460	0.06
	378.9	379.6	0.8	0.055	550	0.04
PR25-021	394.9	396.7	1.8	0.027	270	0.05
PR25-023 including	350.4	352.2	1.8	0.060	600	0.11
	350.5	351.7	1.2	0.073	730	0.09
PR25-024 and including	318.1	319.1	1.1	0.050	500	0.05
	330.6	332.4	1.8	0.049	490	0.09
	331.0	331.9	0.9	0.065	650	0.06
PR25-027	315.3	319.3	4.0	0.035	350	0.14
PR25-029 and	347.2	348.2	1.1	0.039	390	0.04
	351.9	352.3	0.5	0.037	370	0.02
PR25-031 including including	321.3	324.8	3.5	0.054	540	0.19
	321.4	322.5	1.1	0.078	780	0.08
	323.5	324.2	0.6	0.055	550	0.03
PR25-033 and including	267.0	268.2	1.2	0.035	350	0.04
	276.1	278.3	2.1	0.048	480	0.10
	277.4	278.0	0.6	0.054	540	0.03

Table 3: Uranium intercepts from the recently completed holes.  Minimum reported thicknesses are >0.3m and
grade 0.02% U3O8.   "Including" intervals are compiled at a cutoff of 0.05% U3O8.

Hole ID	Easting (83_13)	Northing (83_13)	Elev (m)	Azimuth (top of hole)	Dip (top of hole)	TD (m)
PR25-018	437651	4785689	1677	0	-90	445
PR25-019	437487	4785476	1699	0	-90	445
PR25-020	437354	4785171	1688	0	-90	445
PR25-021	437324	4784817	1658	0	-90	427
PR25-022	437259	4783872	1649	0	-90	396
PR25-023	437027	4783631	1633	0	-90	378
PR25-024	436973	4783413	1618	0	-90	378
PR25-025	436903	4783304	1618	0	-90	360
PR25-026	436903	4783194	1618	0	-90	360
PR25-027	436988	4783411	1618	0	-90	360
PR25-028	436576	4783237	1628	0	-90	250
PR25-029	437260	4784022	1648	0	-90	396
PR25-030	437325	4784660	1656	0	-90	415
PR25-031	436668	4782622	1657	0	-90	384
PR25-032	436670	4782773	1641	0	-90	37
PR25-033	436974	4783042	1617	0	-90	366

Table 4: Drill collar details for drillholes